SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Florida East Coast Industries, Inc.
(Exact Name of Registrant as Specified in Its Charter)

FLORIDA (State of Incorporation or Organization)	59-2349968 (I.R.S. Employer Identification No.)

1 Malaga Street St. Augustine, Florida (Address of Principal Executive Offices)	32084 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered Series A Participating Cumulative Preferred Stock Purchase Rights	Name of Each Exchange on Which Each Class is to be Registered New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
None (Title of Class)

EXPLANATORY NOTE

     Florida East Coast Industries, Inc. (the “Company”) hereby amends and restates in its entirety the Registration Statement on Form 8-A relating to the Company’s Series A Participating Cumulative Preferred Stock Purchase Rights, filed by the Company on October 4, 2000.

Item 1. Description of Registrant’s Securities to be Registered

     In May 2000, the Board of Directors (the “Board of Directors”) of the Company declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of Class A common stock, no par value per share (the “Class A Common Stock”) and Class B common stock, no par value per share (the “Class B Common Stock”), of the Company, payable to holders of record as of the close of business on October 9, 2000. In May 2003, the Company’s shareholders approved a proposal to reclassify the Class A Common Stock and the Class B Common Stock into a single class of common stock, no par value per share (the “Common Stock”), on a one-for-one basis. The Company has filed an amendment to its articles of incorporation to effect the reclassification. On August 28, 2003, the Board of Directors approved the amendment of the Rights Agreement dated as of October 9, 2000 between the Company and First Union National Bank, as Rights Agent (the “Rights Agreement”). The Rights Agreement has been amended and restated in its entirety to be effective as of September 22, 2003 (the “Amended and Restated Rights Agreement”) concurrently with the effectiveness of the amendment of the articles of incorporation to replace references to Class A Common Stock and Class B Common Stock with references to Common Stock.

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The “Distribution Date” generally means the earlier of (i) the close of business on the 10th day after the date (the “Stock Acquisition Date”) of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 39% or more of the outstanding shares of Common Stock (an “Acquiring Person”) and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person. Notwithstanding the foregoing, a person will not become an Acquiring Person if such person acquires stock pursuant to an offer to purchase all of the outstanding shares of Common Stock.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $250 (the “Purchase Price”), one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, no par value per share (the “Preferred Stock”). The terms and conditions of the Rights are set forth in the Amended and Restated Rights Agreement, a copy of which is attached as an exhibit hereto and the description hereof is qualified in its entirety by reference thereto.

     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     If, after any person has become an Acquiring Person, the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

     The Board of Directors may redeem all of the Rights at a price of $0.01 per Right at any time before any person has become an Acquiring Person.

     The Rights will expire on October 10, 2010, unless earlier exchanged or redeemed.

     For so long as the Rights are redeemable, the Amended and Restated Rights Agreement may be amended in any respect with the approval of not less than 80% of the Board of Directors or the approval of the holders of not less than 2/3 of the total outstanding shares of Common Stock. At any time when the Rights are no longer redeemable, the Amended and Restated Rights Agreement may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), cause the Amended and Restated Rights Agreement to become amendable except as set forth in this sentence or cause the Rights again to become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

     The Amended and Restated Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     Shares of Common Stock issued prior to the Distribution Date have been and will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights would be expected to have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

     The foregoing description of the Amended and Restated Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2. Exhibits

1.	Amended and Restated Rights Agreement dated effective as of September 22, 2003 between Florida East Coast Industries, Inc. and First Union National Bank, as Rights Agent, which includes the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock as Exhibit A and the Form of Right Certificate as Exhibit B.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
FLORIDA EAST COAST INDUSTRIES, INC.

By:	/s/ Heidi J. Eddins
Date: September 22, 2003	Name: Heidi J. Eddins Title: Executive Vice President, Secretary and General Counsel